Exhibit 3.1
Certificate of Amendment
of the
Restated Certificate of Incorporation
of ANI Pharmaceuticals, Inc.

ANI Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is ANI Pharmaceuticals, Inc.

SECOND: Article IV of the Restated Certificate of Incorporation of the Corporation is amended as follows:

Article IV is amended by replacing the first sentence of the first paragraph of Article IV with:

“The aggregate number of shares of stock which the Corporation shall have authority to issue is Sixty Eight Million Four Hundred and Forty Seven Thousand Nine Hundred and Forty Eight (68,447,948) shares, consisting of Sixty Six Million (66,000,000) shares of common stock, $0.0001 par value (the “Common Stock”), Seven Hundred and Eighty One Thousand Two Hundred and Eighty One (781,281) shares of class C special stock, $0.0001 par value (the “Class C Special Stock”), and One Million Six Hundred and Sixty Six Thousand Six Hundred and Sixty Seven (1,666,667) shares of preferred stock, $0.0001 par value (the “Preferred Stock”).”

THIRD: The foregoing amendment has been duly adopted by the board of directors of the Corporation and the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon at the annual meeting of stockholders of the Corporation held on May 22, 2025, pursuant to Sections 141 and 242 of the DGCL.

IN WITNESS WHEREOF, ANI Pharmaceuticals, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized officer on this day of May 22, 2025.

/s/ Stephen P. Carey
Stephen P. Carey
Senior Vice President, Finance and Chief Financial Officer